







Infinite Composites, Inc. ↗

Infinite Composites

$0 RAISED

0% OF MINIMUM TARGET: $100,000



0% OF MAXIMUM GOAL RAISED: $1,070,000

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0 INVESTORS

$100 Minimum investment







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THE MOST EFFICIENT GAS STORAGE SYSTEMS IN THE UNIVERSE

Watch on ▶ YouTube

| PITCH | COMPANY | DISCUSSION | UPDATES |

SUMMARY

Problem   Exploring space is expensive because most vehicles rely on using heavy metal most vehicles rely on using heavy metal fuel storage tanks.

Solution	Linerless composite pressure vessels are the optimal design for storing compressed and cryogenic fluids.
Product	The Infinite Composite Pressure Vessel (iCPV) enables up to 40% lower mass, up to 50% lower cost, and up to 80% shorter lead time than the competition
Competition	Only two direct competitors exist for linerless composite tanks; indirect competitors provide legacy technologies with metal or plastic liners.
Vision	A future where composites are the status quo for critical systems & infrastructure enabling optimal efficiency in space, aviation & transportation.
Use of Funds	Accelerated buildout of our team, facility and equipment to support rapid sales growth and secure our company's market leading position.
Team	100+ years of combined experience in aerospace engineering and manufacturing composite products at Virgin Galactic, NORDAM and Dassault FalconJet.
Traction	400% tank deliveries in 2020; +200% growth already in 2021, Graduated from the Creative Destruction Lab, Dcode & 2020 Techstars Starburst Space Accelerator, Hold 6 US patents & 1 Canadian Patent
Customers	NASA, SpaceX, U.S. Air Force
Business Model	Transactional
Market	Approx. Market Size: 24B

DEAL TERMS

Deal type	Equity
Valuation	$20,000,000.00
Price per share	$3.41
Share type	Common
Investment range	$100.00 - $250,000.00
Funding goal	$100,000.00 - $1,070,000.00
Closing date	October 31, 2021, 12:00 AM CDT
FORM C	FORM C

PROBLEM

Exploring space is expensive because most vehicles rely on using heavy metal fuel storage tanks.

Sending payloads into space is an expensive process. Launching a single kilogram (or 2.2 lbs) into lower earth orbit (LEO) can cost companies over $8,000 [1]. If you want to land that same amount of cargo on the moon, the price tag rockets to over a million dollars [2]. One step further, and the price jumps to $2.7M for a mission to the surface of Mars [3].


EXPLORING SPACE IS EXPENSIVE
200-1200 km I LEO
$8K/kg
35,970 km I GEO
$27K/kg
348,000 km I Lunar Surface
$1.2MM/kg
54,000,000 km I Martian Surface
$2.7MM/kg



The image above shows the cost of sending 1 kilogram of material to low Earth orbit – LEO [1], geosynchronous equatorial orbit – GEO [4], the surface of the moon [2], and the surface of Mars respectively [3].

The good news is that, over the past 50 years, the cost of sending cargo to space has been driven down by more than 50% due to the emergence of new launch companies and satellite constellations.



Antares Launch Cost Estimated. All launch costs as attributed in the Profiles in Innovation: Space – The Next Investment Frontier research Report compiled by The Goldman Sachs Group, Inc [5].

As launch costs have fallen, access to launch services has increased dramatically, causing spikes in space vehicle manufacturing. 2016 ushered in a new era of spaceflight with the successful launch and landing of the world's first flight-proven, orbital-class rocket, propelling space vehicle manufacturing forecasts to unprecedented levels.





Revenue numbers from the IBISWorld Space Vehicle & Missile Manufacturing Industry in the US – Market Research Report [6].

Major innovations have been made around engine technologies to increase the amount of cargo weight that can be lifted into orbit, but mankind has made little progress around reducing the heaviest part of a spacecraft or launch vehicle... **the fuel storage tank.**

Most spacecraft carry

1-10+ PRESSURE VESSELS

Even on lunar landers and satellites, fuel tanks can make up more than 50% of a vehicle's empty weight. These highly engineered tanks often serve as the primary structure of a vehicle and there can be more than 100 tanks onboard per flight.



FUEL STORAGE TANKS

State-of-the-art tanks typically require a metal liner to contain the gas. These liners are a major driver of mass and cost, and their lead-time can extend expected mission timelines from months.... to years....



METALLIC LINERS ARE SUBOPTIMAL

up to:
+ 40%
MASS

up to:
+ 50%
COST

up to:
+ 80%
LEADTIME

SOLUTION

Linerless composite pressure vessels are the optimal design for storing compressed and cryogenic fluids.

Infinite Composites has spent the last 10 years developing the patented infiniteCPV™ (iCPV), which is the most efficient tank on the market. Our Type V, liner-less tank reduces mass, cost, and development time across launch vehicle applications.

This simplified all-composite design eliminates the need for a separate gas-tight liner giving users up to 90% less mass while reducing cost by up to 90% and shortening lead time by up to 80% compared to traditional metal tanks which make up more than 95% of the market.


up to:
- 90% MASS


up to:
- 90% COST


up to:
- 80% LEADTIME



To put things into perspective, consider an orbital-class launch vehicle that weighs nearly 335,000 kilograms and can send roughly 10,500 kilograms to low earth orbit at a cost of $119 million. Its metallic pressure vessels comprise 60% of the rocket's total weight. By replacing these metallic tanks with iCPV liner-less all-composite tanks, the vehicle can maximize payload capacity – creating a lighter, more cost-effective, and more efficient launch vehicle.

iCPV CAN REDUCE OVERALL LAUNCH VEHICLE MASS BY 20%, OFFERING LESS COST FOR PAYLOAD DELIVERY TO ORBIT.

METALLIC PRESSURE VESSELS

Weight of Launch Vehicle: **335,000kg**

Weight of Metallic Tank: **60% (201,000kg)**

Weight Sent to LEO: **10,500kg**

Cost: **$119M**

iCPVs: LINER-LESS PRESSURE VESSELS

Vehicle Mass Reduction: **6,796kg**

Cost Savings: **$16M+**

Tank Mass Reduction For Payload:

Revenue per Launch: **$54M ($8000/kg)**

Propellant Cost Savings per Launch: **40% ($56k)**

In this application the iCPV can enable an overall vehicle mass reduction of 6,796 kgs, reducing launch costs by more than $16 million. If the tank mass reduction were used for payload, it would earn the launch company upwards of $54 million per launch (at $8,000/kg) in additional revenue. Additionally, the launch provider would save 40% or $56k on propellant cost per launch.

The Infinite Composite Pressure Vessel (iCPV) enables up to 40% lower mass, up

to 50% lower cost, and up to 80% shorter lead time than the competition

WORLD'S 1ST LINER-LESS COMPOSITE PRESSURE VESSEL FOR HIGH PRESSURE GAS STORAGE



Infinite Composites' iCPV represents the most efficient storage system available for compressed and cryogenic fluids.

A pressure vessel is a container (tank) designed to hold gases or liquids at a pressure substantially different from the ambient pressure. This technology dates back to Leonardo da Vinci's Codex Madrid I, where he documented a pressure vessel designed to lift heavy items underwater in 1495 [7].

Since then, pressure vessels have evolved into new classes, with Type I–IV focused on metal linings. Type I pressure vessels represent 95% of the current marketplace, with the remaining 5% being represented by "newer" technologies for vehicles (i.e. compressed natural gas, spacecraft, bulk gas transport). As the need for more mass efficient storage and transport of pressurized gasses emerged, manufacturers began incorporating composite materials such as fiberglass, aramid (kevlar), and carbon fiber into tanks in place of metal. Over time more and more composite materials displaced metal in tank designs, eventually leading to the type IV plastic lined composite tanks in 2004.

Since that time the history and evolution of pressure vessel technology has mostly remained stagnant in reducing tank weight and complexity, until the introduction of the Type V pressure vessel which was enabled by the commercialization of new improved resin systems and nanoscaled additives like graphene.

CLASS	COMPOSITION	DRAWBACKS
TYPE V	Fiber Reinforced Shell, with Metallic or Composite End fittings	Permeation (similar to Type IV) Low Heat Transfer
TYPE IV	Plastic Liner with	Liner Permeation Liner Collapse



TYPE IV		Fiber Reinforced Shell	Liner Collapse Liner Embrittlement
TYPE III		4130 Steel or 6061 Aluminum Full Fiber Reinforced Shell	Liner Fatigue Liner Corrosion Liner Weight
TYPE II		4130 Steel or 6061 Aluminum Fiber Reinforced Center	Corrosion Weight Pressure Limitations
TYPE I		4130 Steel or 6061 Aluminum	Corrosion Weight Pressure Limitations

UNDERSTANDING THE TANK MARKETPLACE

INFINITE COMPOSITES TECHNOLOGIES

Graphic of pressure vessel classifications from Type I (1) to Type V (5), a description of the material composition, and the drawbacks of each design. From Fully metal to all-composite designs.

Infinite Composites' 10+ years of R&D innovation has eliminated the need for a separate liner and leverages nano-scale materials and advanced additive processes to achieve the most efficient storage system available for compressed and cryogenic fluids.

ICPV: LINER-LESS COMPOSITE TYPE V TANKS

METALLIC INTERFACE

COMPOSITE STRUCTURE



NANO-SCALED MATERIALS



ADVANCED PROCESSES

PATENTED iCPV FOR SPACECRAFT

vs. other state-of-the-art tanks

  





up to:
- 40%
MASS
up to:
- 50%
COST
up to:
- 80%
LEADTIME

Infinite Composites has successfully developed a pipeline of valuable and protectable intellectual property over its 10 years of operation. We have been awarded 6 domestic patents, one international patent (Canada), and have filed provisional patent applications covering additional technologies. We also plan to continue expanding our portfolio with the continuation of both existing and new patent families for tank designs and manufacturing processes.

Awarded patents are as follows:

US 11,015,761 B1
"Composite pressure vessel for gas storage and method for its production" covers our existing manufacturing process and tank design as well as tanks with monolithic sorbent structures. The optimized ultra light weight carbon fiber design with integrated permeation barrier is produced using a water soluble tool. The adsorbent version uses a high surface area monolith such as activated carbon or a metal organic framework to increase capacity at a given pressure or to reduce pressure while maintaining the same capacity.

US 10,563,818, US 10,054,263 B1 ,US 9,429,272 B1, US 8,932,695 B1
These variations of "basalt-based pressure vessels for gas storage and method for its production" cover low cost, high durability tanks for ground based and underground stationary storage which are useful for industrial applications due to the thermal, chemical inert, radiological stability of basalt.
Basalt is naturally occurring on Earth, the Moon and Mars making in-situ resource utilization for tanks and structure possible where carbon fiber processing would be impractical.

US20190024848A1, CA3009071C, Pending: EP3397892A1
Variations that cover "integrated composite mounting structures for use in pressure vessels and pressure vessel systems" which serve as mounting interfaces for vehicle and system integrati

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protection from damage, and thermal protection.

Furthermore, we have identified five additional technology areas within the production process which are protectable and have significant utility. We have also secured a perpetual non-exclusive, royalty-free license to a variety of filament winding technologies which have been optimized by a veteran NASA composite pressure vessel expert from Marshall Space Flight Center.

The company will continue to generate intellectual property through funded research & development projects and protect high-priority technologies through patents, trademarks, and trade secrets.



Infinite Composites has been awarded 6 U.S. patents and 1 Canadian patent for its tank technologies and manufacturing processes.

In addition, our rigorous product testing includes testing tanks in extreme conditions to prove their safety in the harshest conditions, including 1500ºF bonfires, cryogenic cycles down to -340ºF, and 18,000 pressure cycles to simulate continuous usage for 20 years.





1500 °F bonfire test

iCPV product validation timeline (since 2013):


2013
2014
2016
2018
2021
2022+
Hydro Burst & Cycle (TRL 3)
Bonfire Testing (TRL 5)
Helium Leak Testing (TRL 6)
Pneumatic Blowdown (TRL 7)
Flight Demonstration (TRL 8)
Recurring Missions (TRL 9)
INFINITE

We have produced tanks in 14 different sizes, with units in service on the ground since 2013. Customer deliveries have ranged from 5 liters to 325 liters.

Product Capability Highlights:

Hydrostatic Burst & Cycle Testing (TRL 3), 2013:

- 12,000 cycles from 500 to 4500 psi
- 5,000 cycles from 500 to 6250 psi
- 14,400+ psi burst

Bonfire Testing (TRL 5), 2014:

- 2 bonfire tests over a 60-inch bonfire at 25% and 95% fill (4500 psi) with compressed natural gas (CNG)

Pneumatic Testing (TRL 6), 2016:

- 5,000 psi Helium leak test (0.162 mL/h/L)

Ground Demonstration (TRL 7), 2018:

- Simulated 120 orbital launches
- Horizontal and vertical test fires
- 120 cycles from 5,500 psi to 2,800 psi

Flight Demonstration (TRL 8), Expected 2022:

- Suborbital Sounding Rocket Launch to Karman Line

Recurring Missions (TRL 9), Expected 2023 onwards:

- Integration into multiple platforms including launchers, landers, and satellites

The Company has also created 5 sizes of Advanced Reinforced Thermally Insulated Cryotank (ARTIC) tanks for storing cryogenic fluids that range from 0.12 liters to 250 liters, and has delivered 16 units to customers, 7 of which were delivered to NASA in 2020.



ARTIC product validation timeline (since 2016):

Material Development (TRL 3), 2016:

- Material sample characterization:
    - Dynamic Mechanical Analysis
    - Dynamic Scanning Calorimetry
    - LN2 Exposure
    - Tensile and Flexural
    - SEM

Subscale Tank Development (TRL 4), 2017:

- Manufacturing process development:
  - Burst Testing x 5
  - Cryogenic Exposure (LN2)
  - Leak Testing

Full Scale Tank Development (TRL 6), 2018:

- Scaled design to flight configuration:
  - Burst Test x 3
  - Thermal Cycles x 5
  - Strain Data
  - MPG Sensor integration

Qualification Testing (TRL 7), 2019:

- Flight Qualification:
  - LN2 loading 100 psi
  - LN2 loading 500 psi
  - LOx loading 500 psi
- Flight Demonstration:
  - Suborbital sounding rocket

Multiple Flight Demonstrations (TRL 8), Expected 2022:

- Flight Demonstration:
  - Suborbital sounding rocket launches
  - Materials International Space Station Experiments (MISSE) Launch

Recurring Missions (TRL 9), Expected 2023 onwards:

- Technology Integration into multiple space platforms:
  - Propellant, oxidizer, and stage separation tanks for launch vehicles and lunar landers

TRACTION

⚑ **400% tank deliveries in 2020; +200% growth already in 2021**

⚑ **Graduated from the Creative Destruction Lab, Dcode & 2020 Techstars Starburst Space Accelerator**

⚑ **Hold 6 US patents & 1 Canadian Patent**

In Summary

High-growth and profitability across government and private sectors, both domestically and internationally; selected to participate in major industry-focused programs including the Techstars Starburst Space Accelerator, Dcode and the Creative Destruction Lab's Space Stream, while continuing to deliver new Type V tank technologies and product sizes.

By The Numbers

In 2020, Infinite Composites delivered 26 products to customers (a >400% increase from 2019). In 2021, the Company closed $2.6 million in new contracts and exceeded 2020 revenues in just 3 months. The Company also has opportunities to secure $3.8M in contracts by the year's end. This includes initial hardware for GEO communication satellites, a DARPA satellite constellation, launch vehicles, spacecraft and aircraft.

Number of tanks delivered, 2018-2022 (Projected)



In The News

Many well-known media outlets, podcasts, and industry-focused publications such as Au Manufacturing, Investable Universe, Composites Weekly, Techcrunch, Composites World, Innovating



with Scott Amyx have featured Infinite Composites' innovative technology and the company's role in deeptech space innovation.


Infinite Composites Has Been Featured In:
Forbes
COMPOSITES WEEKLY
Inc.
CW CompositesWorld
TechCrunch
INVESTABLE UNIVERSE
ENGINEERING NESS
AEROSPACE TECHNOLOGY
SPACENEWS
ARC AEROSPACE RESEARCH CENTRAL
@AuManufacturing
Powered by the Australian Manufacturing Forum
SATELLITE NEWS NETWORK
dot.LA

In addition, this year, our founder Matt Villarreal was selected by Forbes as "one of the nation's most inspiring entrepreneurial superstars," and recognized in their inaugural Forbes 1000 cohort in partnership with Square.


SPECIAL ISSUE
Forbes
NEXT
1000
THE UPSTART
ENTREPRENEURS
REDEFINING THE AMERICAN DREAM
Forbes
NEXT
1000
Matt Villarreal
Cofounder, Infinite Composites
Matt Villarreal
NEXT 1000

CUSTOMERS



NASA
SALES



SpaceX
SALES



U.S. Air Force
SALES

Infinite Composites has executed more than $4.2 million in contracts to both government and private sector clients including Blue Origin, SpaceX, the U.S. Air Force, the U.S. Army, Los Alamos National Lab, 5 NASA centers and 25 private space companies.



CURRENT CUSTOMER OPPORTUNITIES WITH LEADING INDUSTRY PARTNERS
ORBION
PHANTOM SPACE CORPORATION
D-ORBIT
Relativity
BLUE ORIGIN
NASA
ROCKET LAB
ZEROAVIA
ASTRANIS
FIRST MODE
U.S. AIR FORCE
U.S. ARMY

Infinite Composites is attracting inbound interest from two distinct sets of customers in the space market:

1. **Launch vehicle manufacturers and spacecraft integrators/subsystem manufacturers** are seeking out our products because launch service providers that send payloads into space (e.g. SpaceX, Blue Origin and Rocket Lab) have

extreme weight sensitivity which is highly aligned with our value proposition. A mass reduction is a very attractive value proposition because every kilogram of extra mass sent into space costs more than $8,000 to launch into low earth orbit (LEO), and mass savings can be directly translated into more mass budget for payloads, which equals more revenue for our clients [8].

2. Additionally, Infinite Composites has gained traction with **integrators and manufacturers of satellite and spacecraft systems.** We are currently a preferred tank vendor for programs with Thales Alenia Space, Blue Canyon Technologies and Orbion Space Technology who are specifying our iCPVs in their standardized offerings for multiple programs and vehicle classes. Using our tanks enables substantial mass savings that allow these customers to increase their usable payload capacity to support additional transponders, instrumentation, and other systems or spacecraft.

Once we have gained sufficient adoption in the space market, we will shift more focus to driving adoption in adjacent markets such as aerospace and defense, transportation, and industrial gas transport.



Aerospace and defense system manufacturers and integrators such as Raytheon, Lockheed Martin, Zero Avia, and Stratolaunch seek to reduce aircraft mass by replacing existing equipment from metallic to composite tanks for breathing air systems, emergency slide inflators and fire suppression systems, as well as for new technology development like hydrogen fuel cells and hypersonic propulsion systems.

OEM transportation manufacturers and fleet operators like Peterbilt, Air Liquide, and Nikola require maximum range and payload capacity in order to compress payback periods on equipment by reducing vehicle mass and maximizing cargo moved per trip while staying under gross vehicle weight limits.

In addition to commercial projects, IC has been successful at securing **government contracts from federal and state agencies:**

- The National Aeronautics and Space Administration (NASA) has awarded Infinite Composites direct procurement contracts, research contracts and in-kind services from 5 different NASA Centers.
- The National Science Foundation (NSF), United States Army, and United States Air Force have awarded Infinite Composites contracts to develop new technologies and procure them for civilian and defense-related applications.
- We are also currently supporting 2 contracts for the Defense Advanced Research Projects Agency (DARPA) through subcontracts for satellites and next-generation aircraft.
- The Oklahoma Center for the Advancement in Science and Technology (OCAST) has awarded over $1.6 million in research funds to us (as CleanNG*) and our research partners Oklahoma State University and Tulsa University to further drive the development of next-generation iCPVs and manufacturing technologies.

* Infinite Composites, Inc., also known as Infinite Composites Technology, formerly known as CleanNG LLC.

BUSINESS MODEL

 **Transactional**
A one-time sale of goods or services

Infinite Composites designs, manufactures and sells composite

pressure vessels and structures for high performance applications to system integrators and end-users.

Infinite Composites' key revenue drivers include development, qualification testing, and the sales of its iCPVs.

iCPVs fall into 3 categories based on end-use: propellant tanks, pressurant tanks, and general fluid storage.

Our initial focus is on propellant and pressurant tanks for launch vehicles and satellites. These have high unit costs and gross margins due to extreme performance requirements and unit volumes typically in the hundreds for an individual program.


EXISTING CUSTOMER PROJECTS
OFFER COMPELLING ECONOMICS
CURRENT PHASE: COMPLETED
PHASE 1
PHASE 2
PHASE 3
PHASE 4
Proof of concept ($500k*)
3 deliverable units
Engineering
Preliminary testing
Qualification Testing ($250k)**
3 deliverable units
Qualification testing
Flight Demonstration ($2.7MM)**
100 unit order
First flight
Series Production ($10.8MM Annually)**
100 units per quarter
Dedicated production lines
* Actual Project Value , **Future Opportunities
$57MM Lifetime Project Revenues
INFINITE COMPOSITES

Because launch vehicle and spacecraft revenue values can be upwards of $100M, our sales cycles to get to production tend to be very long. However, individual tank programs can be worth as much as $50M over 5 years. Once a tank is qualified for a mission, annual production revenues can be more than $10M per program, and the switching costs for the customer can be astronomical. This makes the long-term prospects for Infinite Composites very attractive when tank programs reach production; even with only a few customers.

MARKET



24B
Approximate Total Market Size

The global pressure vessel market is estimated at $158B annually, with the aerospace segment valued at $19B, growing at an 11.7% CAGR, and the transportation segment valued at $24B growing at 15% CAGR.

The global pressure vessel market is valued at $158 billion and is growing at a rate of 5% annually, with composite tanks making up only 5% overall but growing at 25% annually [9]. Infinite Composites is primarily targeting the $19 billion aerospace industry, followed by the $24 billion transportation industry.



CRITICAL IN MULTIPLE HIGH GROWTH SEGMENTS
$19 B
AEROSPACE
11.7% CAGR
CHEMICAL
32%
$158B
Global Pressure Vessels
$24 B
TRANSPORTATION
15.2% CAGR
CONSUMER/OTHER
14%
POWER
27%
INFINITE COMPOSITES

We are targeting the $3 billion U.S. missile and spacecraft pressure vessel market; a subset of the $19 billion total addressable market for aerospace pressure vessels, as our beachhead market. We have focused our go-to-market efforts on this segment due to continued growing interest from customers and the rapidly growing market for space vehicle manufacturing over the next decade. Specifically, the number of satellites being launched into space is growing exponentially, with more than 100,000 new satellites planned on top of the roughly 3,000 satellites in orbit today [10]. Morgan Stanley estimates that the global space industry will grow to more than $1 trillion by 2040 up from $350B in 2020 [11].

While space is our beachhead market, overall demand for the $158 billion global pressure vessel market is booming. With the emergence of the hydrogen economy, the industry is poised for exponential growth over the next 5 years. Hydrogen vehicles and infrastructure are being developed globally as many countries pursue carbon free energy. McKinsey & Co estimates that the US hydrogen economy could be valued at $140 billion by 2030 [12], with Goldman Sachs and Bank of America analysts further predicting that hydrogen will be an $11 trillion dollar opportunity by 2050 [13].

COMPETITION

 Only two direct competitors exist for linerless composite tanks; indirect competitors provide legacy technologies with metal or plastic liners.

For Type V linerless composite tanks, Scorpius Space Launch Company (Hawthorne, CA) and Composite Technology Development (Littleton, Colorado) are the only known providers other than Infinite Composites. Other competitors providing legacy pressure vessel technology include Northrop Grumman Innovation Systems, Arde Inc. (Aerojet Rocketdyne), and Hexagon Composites.



The pressure vessel efficiency of such tanks is measured by the burst pressure (PSI), multiplied by the water volume (cubic inches), divided by the empty weight (lbs). This equation is simply displayed as PV/W (burst pressure x volume/weight). It is the most commensurable way to compare tanks with a higher value simply indicating higher efficiency.


COMPARING TANKS
MEASURING PRESSURE VESSEL EFFICIENCY
PV/W =
(BURST PRESSURE X VOLUME / WEIGHT)
A HIGHER VALUE MEANS HIGHER EFFICIENCY
BURST PRESSURE (PSI)
WATER VOLUME (CUBIC INCHES)
EMPTY WEIGHT (LBS)
INFINITE

Out of 141 vessels from some of the most purchased space metal tanks and composite overwrapped pressure vessels (COPVs), Infinite Composites' InfiniteCPV (icPV) achieves an efficiency that is 22% higher than the nearest competitor.


IC PRESSURE VESSELS ACHIEVE AN EFFICIENCY 22% HIGHER THAN THE NEAREST COMPETITOR.
1,600,000
1,400,000
1,200,000



100+ years of combined experience in aerospace engineering and manufacturing composite products at Virgin Galactic, NORDAM and Dassault FalconJet.

MULTIDISCIPLINARY TEAM

MATT VILLARREAL CEO	**MICHAEL TATE** COO	**JEFF SEVART** VP OF ENGINEERING
OSU RIATA CENTER FOR ENTREPRENEURSHIP	OSU RIATA CENTER FOR ENTREPRENEURSHIP	NORDAM / Cessna / DASSAULT AVIATION
THOM HOWELL VP OF STRATEGIC DEVELOPMENT & PROGRAMS	**SHELBY GRIFFIN** VP OF OPERATIONS	**EFREN LUEVANO** LEAD DESIGNER
GALACTIC / NORDAM / BOMBARDIER	NORDAM / TGG / Triumph Group	OSU Next Generation Materials Lab
SHAMIM MONDAL MATERIALS ENGINEER	**TRAVIS PAYNE** DESIGN ENGINEER	**JOHN PHAN** VP OF FINANCE
Capgemini / OSU Mechanics of Advanced Materials Lab	NORTHROP GRUMMAN / Orbital ATK / L3HARRIS	RRI Energy / HD GIANTS / Capital Markets

INFINITE

Founding Story:

Infinite Composites was founded by Oklahoma State University graduates, Matt Villarreal and Michael Tate, in 2010 to revolutionize gas storage technology to accelerate space exploration and sustainable transportation.

While part of a student engineering team, Villarreal and Tate built the world's first compressed natural gas-powered formula-style race car. During a 24-hour endurance race, they discovered that their metal high-pressure tank made up 10% of the vehicle's mass and held little fuel. While researching the few alternatives available, Tate and Villarreal discovered linerless tanks and set multiple world records during the endurance race. Since then, Infinite Composites has been driven to relentlessly pursue creating innovative advancements in a pressure vessel and material technologies.



Matt, Michael and the Oklahoma State University Racing team with cars Bullet and Bullet II.

Jeff Sevart - Vice President of Engineering

- 30+ years in Aerospace Engineering, and Manufacturing
- Ex-Manager of Engineering, NORDAM

Thom Howell - Vice President of Programs, and Strategic Development

- 40+ years of programs experience
- Ex-Deputy Director of Engineering Virgin Galactic, Chief Engineer Nordam

Shelby Eugene Griffin - Vice President of Operations

- 40+ years of business, operations & technical experience
- Managed $160M in revenues

Efren Luevano - Lead Designer

- 9+ years in composite pressure vessel development

- OSU, NextGen Materials Lab; NASA, US Navy & NSF Funded Researcher

Shamim Mondal - Materials Engineer

- 7+ years in developing, manufacturing and testing carbon based nanocomposites
- Trained in SEM, XRD, FTIR, DSC, DMA,TGA and UTM

Travis Payne - Design Engineer

- Ex-Northrop Grumman Innovation Systems
- Ex-L3 Communications

John Phan - Vice President of Finance

- 20+ years of experience in finance and entrepreneurship
- Ex-VP of Finance at HDGiants

External Board of Directors and Board Observers
Jim Cantrell

- Independent Board Representative
- CEO and co-founder of Phantom Space Corporation

Raegen Siegfried

- Board Observer Representative for Irish Angels
- NORDAM Vice Prresident

Robbie Wright

- Class A Board Representative
- Co-Founder and CEO of Bounce Energy

Lance Adams

- Central Texas Angel Network Board Representative
- CEO of Benerus Technologies and Sigma Imaging

VISION

A future where composites are the status quo for critical systems &

infrastructure enabling optimal efficiency in space, aviation & transportation.

There are seemingly "infinite" use cases for our technology.

Linerless composite pressure vessels are in their market infancy, making up less than 1% of the total pressure vessel market. This is just the beginning for Infinite Composites and this product category. Our materials and manufacturing processes can be applied to a variety of critical high value components in space, aviation and transportation including rocket nozzles, motor casings, payload adapters and primary structures for satellites, spacecraft and rockets.

The pressure vessel industry will always be growing and efficiency will be much needed across various marketplaces and technologies. Infinite Composites' technology; both materials and manufacturing processes, will allow us to move deeper within various supply chains and provide full systems, and potentially entire vehicles, to a variety of industries including automobiles, spacecraft, aircraft and/or the fueling systems servicing these vehicles. Infinite Composites is poised to become a major energy player providing storage solutions across the Earth and solar system over the next 50 years.


INFINITE COMPOSITE'S TECHNOLOGY APPLICABLE TO MANY HIGH VALUE COMPONENTS
Tankage for storing solid, liquid and gas propellants, oxidizers, pressurants, and breathing air (3 patents)
Combustion chambers, engine nozzles, rocket motors
Composite Structures: Integrated Mounting, rocket bodies, payload adapters (Patent Pending)
PRODUCT EXAMPLE
PRODUCT EXAMPLE
PRODUCT EXAMPLE
INFINITE COMPOSITES

Pressure Vessels:

In 5 Years: Infinite Composites will expand off-the-shelf products, providing both smaller and larger pressure vessel offerings as well as more integrated gas storage modules for in space and terrestrial applications. These are expected to range from tanks that have a capacity of less than 1 liter to those that hold thousands of liters. This will accelerate adoption in a variety of industries and provide quicker turnaround times for existing and emerging customers.

In 10 Years: Infinite Composites will provide more system level hardware solutions. This will be accomplished via partnerships or acquisitions of other component manufacturers. Potential system solutions may include propulsion modules, pressurization systems, actuators, buffer storage, gas transport modules, or even complete launch vehicle stages.

In 20 Years: The need for pressure vessels will continue to grow dramatically for any vision of a spaced-base human race. From supplying propulsion in-space, providing life-support and system support for space-based habitats, or even providing breathing systems for mankind in-space or on other planetary surfaces, the need for pressure vessels will be ever present.

USE OF FUNDS

Accelerated buildout of our team, facility and equipment to support rapid sales growth and secure our company's market leading position.

Infinite Composites has experienced significant growth over the past 24 months. Since graduating from Techstars and the Creative Destruction Lab, the Company has 5x its 2020 contracts before the end of Q3-2021 (currently valued at $2.2M). This includes securing programs for hypersonic vehicles, aircraft, spacecraft, launch vehicles, and FCEV race cars.

The company is raising capital to meet and accelerate this

considerable increase in contracts and customer demand, and to support the continued pipeline interest and growth in multiple industries with our technology and products. Raising capital will allow Infinite Composites to expand its facility, team, and production capabilities to the level needed to convert existing contracts and pipeline customers into long-term production orders. This funding will enable Infinite Composites to secure new development programs and initiate sales of standard components off-the-shelf, further accelerating our technology and product adoption in multiple industries and market places.

These funds will enable Infinite Composites to support the next phase of high-growth and continued adoption of composite pressure vessels, as well as enable us to secure long term agreements with customers. We will use the funds to certify products for use across multiple industries. Furthermore, this raise will provide Infinite Composites with the working capital needed to promote adoption from larger customers who perceive lack of capital as a risk. A new facility buildout, along with equipment and an expanded team will reduce execution risk and allow for growth in sales and opportunities.

RISKS & DISCLOSURES

Infinite Composites is testing the waters under regulation crowdfunding.

Infinite Composites, Inc is Testing The Waters under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

Economic and Industry risks

1. We are exposed to fluctuations in the costs of the raw materials that are used to manufacture our products, and such fluctuations could lead us to incur unexpected costs and could

affect our margins and / or working capital requirements.
2. We depend on certain end-markets, including aerospace and defense, automotive, alternative fuels, oil and gas. An economic downturn, or regulatory changes, in any of those end-markets, could reduce sales and profit margins on those end-markets

Environmental and regulatory risks

1. Certain of our operations are highly regulated by different agencies that require products to comply with their rules and procedures and can subject our operations to penalties or adversely affect production.
2. We are subject to legislation and regulations to reduce carbon dioxide and other greenhouse gas emissions.
3. Due to the nature and use of the products that we manufacture, we may in the future face large liability claims.
4. We are exposed to risks related to cybersecurity threats and general information security incidents which may also expose us to liability under data protection laws including the GDPR.

Risks associated to new and existing products

1. Our ability to remain profitable depends on our ability to protect and enforce our intellectual property, and any failure to protect and enforce such intellectual property could have a material adverse impact on our results of operations and financial position

Operational Risks

1. Our failure to perform under purchase or sale contracts could result in the payment of penalties to customers or suppliers, which could have a negative impact on our results of operations, financial position or cash flows.
2. Our businesses could suffer if we lose certain employees or cannot attract and retain qualified employees.
3. We could suffer a material interruption in our operations as a result of unforeseen events or operating hazards.

General risks

1. If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the

market price of our ordinary shares may, therefore, be adversely impacted.

DOCUMENTS

📄 Form C

 **Infinite Composites, Inc.**

Subsystems / Other Subsystems

The most efficient gas storage systems in the universe

Infinite Composites develops and manufactures advanced composite pressure vessels and structures. The company was founded in 2010 to revolutionize composite pressure vessel technology, with the ultimate goal of enabling widespread adoption of composite pressure vessels. Our vision is to make the infinite Composite Pressure Vessel (iCPV) the key enabling technology for space exploration and sustainable transport. Infinite Composites aims to practice continuous improvement to ensure we deliver products that exceed customer and industry quality standards and deliver products free of fault or defect. Infinite Composites, Inc. is AS9100D and ISO9001 certified.

0% OF MINIMUM TARGET: $100,000



0% OF MAXIMUM GOAL RAISED: $1,070,000

0 INVESTORS

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